November 30, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:  Jennifer Gowetski, Senior Counsel

Rahul K. Patel, Staff Attorney

Re:     SBA Communications REIT Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed November 10, 2016

File No. 333-213949

Dear Ms. Gowetski:

On behalf of SBA Communications REIT Corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated November 29, 2016, regarding the above referenced Amendment No. 1 to the Registration Statement on Form S-4 filed on November 10, 2016 (the “Registration Statement”).

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

Our Business, page 51

1.      We note your revised disclosure and your response to prior comment 4. Please provide a further breakdown of geographic concentration within the United States, or advise us why you do not believe such geographic concentrations are material to evaluating your business.

We advise the Staff that the Company does not have concentration of its towers within any specific U.S. state or territory. As of September 30, 2016, the Company’s domestic tower portfolio included 15,845 towers, which are located in all 50 U.S. states, the District of Colombia, Puerto Rico and the U.S. Virgin Islands. In addition, as of September 30, 2016, (1) no U.S. state or territory included more than 10% of the Company’s total tower portfolio by tower count, and (2) no U.S. state or territory accounted for more than 10% of the Company’s total revenues for the year ended December 31, 2015 and the nine months ended September 30, 2016. Accordingly, the Company does not believe that a further breakdown of the number of towers within the United States and its territories is material to an investor’s evaluation of the Company’s business.

GREENBERG TRAURIG, P.A. ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

401 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 ■ Tel: 954.765.0500 ■ Fax 954.765.1477

ALBANY

AMSTERDAM

ATLANTA

AUSTIN

BERLIN¬

BOCA RATON

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LONDON*

LOS ANGELES

MEXICO CITY+

MIAMI

MILAN**

NEW JERSEY

NEW YORK

NORTHERN VIRGINIA

ORANGE COUNTY

ORLANDO

PHILADELPHIA

PHOENIX

ROME**

SACRAMENTO

SAN FRANCISCO

SEOUL¥

SHANGHAI

SILICON VALLEY

TALLAHASSEE

TAMPA

TEL AVIV^

TOKYO¤

WARSAW~

WASHINGTON, D.C.

WESTCHESTER COUNTY

WEST PALM BEACH

¬  OPERATES AS GREENBERG TRAURIG GERMANY, LLP

*  OPERATES AS A SEPARATE UK REGISTERED LEGAL ENTITY

+  OPERATES AS GREENBERG TRAURIG, S.C.

** STRATEGIC ALLIANCE

¥  OPERATES AS GREENBERG TRAURIG LLP FOREIGN LEGAL CONSULTANT OFFICE

^   A BRANCH OF GREENBERG TRAURIG, P.A., FLORIDA, USA

¤   OPERATES AS GT TOKYO HORITSU JIMUSHO

~  OPERATES AS GREENBERG TRAURIG GRZESIAK SP.K.

November 30, 2016

Further, as of September 30, 2016 and December 31, 2015, approximately 74.2% and 73.6%, respectively, of the Company’s total revenue was derived from the big four national wireless carriers whose demand for tower space is national, not state-by-state, in nature. Therefore, the Company’s ability to derive revenue from its towers is generally not impacted by changes in market conditions in a particular state or territory, making it less dependent on, and less vulnerable to changes that may occur in, a particular state or territory.

Draft Tax Opinion

2.	We note the statement in your draft tax opinion that “[t]his opinion may not be relied upon by anyone other than SBA.” Please revise to clarify that investors are entitled to rely on the opinion. Refer to Staff Legal Bulletin No. 19 for guidance.

We advise the Staff that tax counsel to the Company will delete the sentence referred to in the Staff’s comment from the final tax opinion, which the Company will file with its next pre-effective amendment to the Registration Statement.

If you have any questions regarding the above, please contact the undersigned at (954) 768-8255.

Very truly yours,

GREENBERG TRAURIG, P.A.

/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	Thomas P. Hunt

SBA Communications Corporation

Joseph Coco

Skadden, Arps, Slate, Meagher & Flom LLP

GREENBERG TRAURIG, P.A. ∎ ATTORNEYS AT LAW ∎ WWW.GTLAW.COM